Exhibit 12
Statement re: Computation of Ratios of Earnings to Fixed Charges

Year ended October 31,	2004	2005	2006	2007	2008

(Loss) earnings:
(Loss) income before income taxes	$647,432	$1,323,328	$1,126,616	$70,680	$(466,787)
Interest expense	94,324	126,221	122,473	102,652	89,300
Rent expense	2,417	3,923	4,377	4,252	4,070
Amortization	1,085	1,079	1,096	1,102	1,380

	$745,258	$1,454,551	$1,254,562	$178,686	$(372,037)

Fixed charges:
Homebuilding
Interest incurred	$113,452	$115,439	$141,266	$136,758	116,340
Rent expense	2,417	3,923	4,377	4,252	4,070
Amortization	1,085	1,079	1,096	1,102	1,380

	$116,954	$120,441	$146,739	$142,112	$121,790

Ratio	6.37	7.78	8.55	1.26		(a)

(a)	We reported a loss for the twelve-month period ended October 31, 2008 and the ratio of earnings to fixed charges is not calculable.